Exhibit 2.2

                 Amendment No. 1 to the Stock Purchase Agreement

1. The final "WHEREAS" clause, appearing on page 2 of the Stock Exchange Agreement, dated July 24, 2000, is hereby amended to read as follows:

"WHEREAS, in order to raise working capital, Hannibal will sell 800,000 shares of Hannibal Common Stock at an offering price of $1.50 per share (the "Hannibal Placement"), resulting in net proceeds of $1,200,000, which shall be available in an unencumbered bank account of Hannibal at closing."

2. The third sentence in Paragraph 3 (a) is amended to read as follows:

"On the Effective Date, immediately prior to the Closing, there will be issued and outstanding 1,400,000 shares of Hannibal Common Stock, all of which will be fully paid and non assessable, but subject to a "lock up" agreement and legend whereby 1,120,000 of such shares shall not be distributed to or sold by the beneficial owners thereof for a period of nine months from the Effective Date.

         IN WITNESS WHEREOF, the Parties hereto have made and executed this Agreement as of the day and year first above written.

                                           UNITED SOURCE
                                           CORPORATION

                                           By: /s/ Ralph Bianculli
                                              ----------------------------------
                                              Ralph Bianculli, President


                                           HANNIBAL CAPITAL CORP.


                                           By: /s/ David Stith
                                              ----------------------------------
                                              David R. Stith, President

                                           BIOFARM, INC.

                                           By: /s/ David Stith
                                              ----------------------------------
                                              David R. Stith,  President